UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR ANY MATERIALS THEMSELVES INCORPORATED BY REFERENCE INTO INFORMATION FURNISHED IN THIS REPORT ON FORM 6-K AND THE STATEMENTS REGARDING OUR EARNINGS FORECAST UNDER THE CAPTION “3. EARNINGS FORECAST ON A CONSOLIDATED BASIS (FOR THE FISCAL YEAR ENDING MARCH 31, 2027).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Kunihito Takaichi
	Name:	Kunihito Takaichi
	Title:	Executive Officer & General Manager, Financial Accounting Dept

Date: July 31, 2026

July 31, 2026

Sumitomo Mitsui Financial Group, Inc. Consolidated Financial Results for the three months ended June 30, 2026 <Under Japanese GAAP>

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: https://www.smfg.co.jp/english/

President: Toru Nakashima

Investors meeting presentation for financial results: Not scheduled

Note: Amounts less than one million yen have been rounded down.

1. Consolidated financial results (for the three months ended June 30, 2026)

 (1) Operating results

(Millions of yen, except per share data and percentages)

			Ordinary income		Ordinary profit		Profit attributable to owners of parent

Three months ended June 30, 2026			¥ 2,850,426	16.6%	¥693,136	43.4%	¥501,372	33.0%
Three months ended June 30, 2025			2,444,404	(3.1)	483,337	(7.2)	376,898	1.5
Notes:	1.	Comprehensive income:
		(a) for the three months ended June 30, 2026: ¥ 731,004 million [140.8%]
		(b) for the three months ended June 30, 2025: ¥ 303,569 million [(42.6)%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the same period in the previous fiscal year.

			Earnings per share		Earnings per share (Diluted)
Three months ended June 30, 2026			¥ 131.62		¥ 131.59
Three months ended June 30, 2025			97.46		97.44

(2) Financial position
					(Millions of yen, except percentages)
			Total assets		Net assets		Net assets ratio
As of June 30, 2026			¥ 327,469,563		¥ 16,240,701		4.9%
As of March 31, 2026			328,511,145		15,933,144		4.8
Notes:	1.	Stockholders’ equity:
		(a) as of June 30, 2026: ¥ 16,098,760 million (b) as of March 31, 2026: ¥ 15,785,457 million
	2.	Net assets ratio = {(Net assets – stock acquisition rights – non-controlling interests) / total assets} X 100

2. Dividends on common stock

(Yen)

	Cash dividends per share
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2026	¥ —	¥ 78.00	¥ —	¥ 79.00	¥ 157.00
Fiscal year ending March 31, 2027 Before considering the stock split	—
(After considering the stock split)	—
Fiscal year ending March 31, 2027 Forecast/Before considering the stock split		90.00	—	90.00	180.00
(Forecast/After considering the stock split)		90.00	—	45.00	—

Notes:	1.	Dividend forecast remains unchanged.
2.

At a meeting of the Board of Directors held on May 13, 2026, the Company resolved to implement a stock split of its common stock at a ratio of two shares for each share, with a record date of September 30, 2026.

3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2027)

(Millions of yen, except per share data and percentage)

	Profit attributable to owners of parent		Earnings per share
Fiscal year ending March 31, 2027	¥ 1,700,000	7.4%	¥ 223.58

Notes:	1.	Earnings forecast remains unchanged.
	2.	Percentage shown in profit attributable to owners of parent is the increase (decrease) from the previous fiscal year.
	3.

Forecasted earnings per share is calculated by dividing the forecasted profit attributable to owners of parent by the number of issued common stock. The number of common stock shares used as the basis for this calculation is the average of “the number of issued common stock shares at the beginning of the year (excluding treasury stock)” and “the expected number of issued common stock shares at the end of the year (excluding treasury stock).” At a meeting of the Board of Directors held on May 13, 2026, the Company resolved to implement a stock split and a repurchase of its own shares. Forecasted earnings per share reflects the impact of the stock split and the repurchase of its own shares.

[Notes]

(1) There was a change in material consolidated subsidiaries during the period. Excluded: 1 company (JRI Holdings, Limited)

(2) Special accounting methods used for preparing quarterly consolidated financial statements were adopted.

Note: For more details, see page 5 “3. Notes to quarterly consolidated financial statements.”

(3) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	: No

(b) Changes in accounting policies due to reasons other than above (a)	: Yes

(c) Changes in accounting estimates	: No

(d) Restatements	: No

Note: For more details, see page 5 “3. Notes to quarterly consolidated financial statements.”

(4) Number of shares issued (common stock)

	As of June 30, 2026	As of March 31, 2026
(a) Number of shares issued (including treasury stock)	3,827,498,140 shares	3,827,498,140 shares
(b) Number of treasury stock	29,290,201 shares	10,632,119 shares

	Three months ended June 30, 2026	Three months ended June 30, 2025
(c) Average number of shares issued during the period	3,809,254,330 shares	3,867,113,836 shares

Note:

The Company has introduced a “Stock grant trust for employees” (hereinafter, the “Trust”), and the shares of the Company held by the Trust are included in the number of treasury stock to be deducted when calculating both the number of treasury stock and the average number of shares issued during the period.

[Note on quarterly review process]

The external auditor’s review of the quarterly consolidated financial statements : No

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

* Appendix: Financial results for the three months ended June 30, 2026 supplementary information

Sumitomo Mitsui Financial Group, Inc.

I. Consolidated operating results for the three months ended June 30, 2026 (fiscal 2026)

The subject matter is described in the “Overview of 1Q FY3/2027” disclosed on July 31, 2026 (Friday), which is available on our website at https://www.smfg.co.jp/english/investor/financial/latest_statement.html.

The information is posted under FY 2026 ended March 31, 2027, First Quarter, Overview of performance, on the above website.

Sumitomo Mitsui Financial Group, Inc.

II. Quarterly consolidated financial statements and main notes

1. Quarterly consolidated balance sheets

	Millions of yen
	March 31, 2026	June 30, 2026

Assets:
Cash and due from banks	¥73,696,930	¥71,464,388
Call loans and bills bought	7,882,022	7,437,714
Receivables under resale agreements	20,099,101	20,549,787
Receivables under securities borrowing transactions	6,247,642	4,290,278
Monetary claims bought	6,079,754	6,170,343
Trading assets	16,701,913	18,023,128
Money held in trust	36,902	39,397
Securities	39,974,120	39,985,008
Loans and bills discounted	117,629,215	119,758,243
Foreign exchanges	2,030,821	2,087,939
Lease receivables and investment assets	231,429	214,851
Other assets	18,240,722	16,759,851
Tangible fixed assets	1,074,673	1,089,724
Intangible fixed assets	1,151,037	1,177,598
Net defined benefit asset	1,299,540	1,316,511
Deferred tax assets	109,614	111,835
Customers’ liabilities for acceptances and guarantees	17,033,172	17,942,736
Reserve for possible loan losses	(1,007,469)	(949,776)

Total assets	¥328,511,145	¥327,469,563

Liabilities:
Deposits	¥185,674,241	¥186,759,326
Negotiable certificates of deposit	15,667,132	13,591,428
Call money and bills sold	3,656,736	2,940,869
Payables under repurchase agreements	23,764,473	24,567,583
Payables under securities lending transactions	1,136,833	1,400,350
Commercial paper	3,380,389	2,940,764
Trading liabilities	13,089,960	13,933,217
Borrowed money	9,370,996	9,603,511
Foreign exchanges	1,436,381	1,456,664
Short-term bonds	773,500	466,300
Bonds	15,369,164	16,049,583
Due to trust account	956,169	1,188,216
Other liabilities	20,103,338	17,248,145
Reserve for employee bonuses	146,303	62,325
Reserve for executive bonuses	5,973	—
Net defined benefit liability	34,317	34,637
Reserve for executive retirement benefits	907	780
Reserve for point service program	63,254	71,604
Reserve for reimbursement of deposits	35,806	34,991
Reserve for losses on interest repayment	226,742	223,252
Reserves under the special laws	6,737	7,334
Deferred tax liabilities	619,716	679,583
Deferred tax liabilities for land revaluation	25,750	25,651
Acceptances and guarantees	17,033,172	17,942,736

Total liabilities	312,578,001	311,228,861

Net assets:
Capital stock	2,346,888	2,346,888
Capital surplus	582,909	582,910
Retained earnings	8,871,065	9,071,070
Treasury stock	(48,851)	(163,830)

Total stockholders’ equity	11,752,012	11,837,037

Net unrealized gains (losses) on other securities	2,185,092	2,342,090
Net deferred gains (losses) on hedges	(300,715)	(311,320)
Land revaluation excess	29,133	28,918
Foreign currency translation adjustments	1,706,949	1,803,536
Accumulated remeasurements of defined benefit plans	412,985	398,497

Total accumulated other comprehensive income	4,033,445	4,261,722

Stock acquisition rights	594	593
Non-controlling interests	147,092	141,347

Total net assets	15,933,144	16,240,701

Total liabilities and net assets	¥328,511,145	¥327,469,563

Sumitomo Mitsui Financial Group, Inc.

2. Quarterly consolidated statements of income and quarterly consolidated statements of comprehensive income

  (Quarterly consolidated statements of income)

	Millions of yen

Three months ended June 30	2025	2026

Ordinary income	¥2,444,404	¥2,850,426
Interest income	1,712,446	1,935,649
Interest on loans and discounts	974,674	1,048,226
Interest and dividends on securities	225,701	302,340
Trust fees	2,731	3,356
Fees and commissions	473,019	560,299
Trading income	57,622	96,715
Other operating income	51,533	127,705
Other income	147,050	126,699
Ordinary expenses	1,961,067	2,157,289
Interest expenses	1,086,162	1,143,758
Interest on deposits	414,048	481,131
Fees and commissions payments	74,231	86,455
Trading losses	—	11,781
Other operating expenses	49,197	78,284
General and administrative expenses	599,674	712,197
Other expenses	151,801	124,811

Ordinary profit	483,337	693,136

Extraordinary gains	32	51
Extraordinary losses	1,795	1,668

Income before income taxes	481,574	691,519

Income taxes	102,242	185,474

Profit	379,331	506,045

Profit attributable to non-controlling interests	2,433	4,673

Profit attributable to owners of parent	¥376,898	¥501,372

(Quarterly consolidated statements of comprehensive income)
	Millions of yen

Three months ended June 30	2025	2026

Profit	¥379,331	¥506,045
Other comprehensive income (losses)	(75,762)	224,959
Net unrealized gains (losses) on other securities	106,845	153,621
Net deferred gains (losses) on hedges	54,707	(12,751)
Land revaluation excess	(776)	—
Foreign currency translation adjustments	(136,241)	79,924
Remeasurements of defined benefit plans	(14,459)	(14,502)
Share of other comprehensive income of affiliates	(85,837)	18,668

Total comprehensive income	303,569	731,004

Comprehensive income attributable to owners of parent	301,391	729,864
Comprehensive income attributable to non-controlling interests	2,178	1,140

Sumitomo Mitsui Financial Group, Inc.

3. Notes to quarterly consolidated financial statements

(Changes in accounting policies)

Application of Accounting Standard for Financial Instruments, etc.

The Company has applied the “Accounting Standard for Financial Instruments” (ASBJ Statement No. 10, revised on June 2, 2026), the “Practical Guidelines on Accounting for Financial Instruments” (ASBJ Transferred Guidance No. 9, revised on June 2, 2026), and the “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No. 22, revised on June 2, 2026) from the beginning of the three months ended June 30, 2026.

Accordingly, when the transferee of financial assets is a special purpose company (“SPC”) that meets certain requirements, the Company treats lenders to the SPC in the same manner as investors in assessing whether the criteria for derecognition of the financial assets are met and whether the SPC qualifies as a subsidiary of the transferor.

For transfers of financial assets effected before the date of initial application of these accounting standards and guidance, the Company has neither reassessed the accounting treatment as of that date nor applied the standards and guidance retrospectively, in accordance with the transitional provisions prescribed in paragraph 44-3 of the Accounting Standard for Financial Instruments and paragraph 196-2 of the Practical Guidelines on Accounting for Financial Instruments. The application of these accounting standards and guidance had no material impact on the quarterly consolidated financial statements.

(Application of special accounting methods used for preparing quarterly consolidated financial statements)

The Company and certain domestic consolidated subsidiaries calculated tax expenses by multiplying Income before income taxes by an effective tax rate that was reasonably estimated by applying tax effect accounting to estimated Income before income taxes for the fiscal year ending March 31, 2027 including the period for the three months ended June 30, 2026. The amounts of Income taxes include Income taxes-deferred.

Sumitomo Mitsui Financial Group, Inc.

(Notes to segment and other related information)

1. Information on profit and loss amount by reportable segment

	Millions of yen
Three months ended June 30, 2025	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥277,500	¥354,900	¥359,000	¥156,600	¥(60,238)	¥1,087,762
General and administrative expenses	(95,200)	(280,700)	(232,400)	(50,300)	58,926	(599,674)
Others	37,000	300	58,100	8,600	(47,806)	56,194

Consolidated net business profit	¥219,300	¥74,500	¥184,700	¥114,900	¥(49,118)	¥544,282

Notes:	1. Figures shown in parentheses represent losses.
2. “Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
3. “Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

	Millions of yen
Three months ended June 30, 2026	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥372,100	¥428,800	¥386,700	¥233,500	¥(17,654)	¥1,403,446
General and administrative expenses	(126,900)	(309,200)	(269,100)	(62,900)	55,903	(712,197)
Others	26,300	1,300	33,600	8,300	(38,438)	31,062

Consolidated net business profit	¥271,500	¥120,900	¥151,200	¥178,900	¥(189)	¥722,311

Notes:	1. Figures shown in parentheses represent losses.
2. “Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
3. “Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

2. Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on quarterly consolidated statements of income (adjustment of difference)

Three months ended June 30, 2025	Millions of yen
Consolidated net business profit	¥544,282
Other ordinary income (excluding equity in gains of affiliates)	90,856
Other ordinary expenses	(151,801)

Ordinary profit on quarterly consolidated statements of income	¥483,337

Note: Figures shown in parentheses represent losses.

Three months ended June 30, 2026	Millions of yen
Consolidated net business profit	¥722,311
Other ordinary income (excluding equity in gains of affiliates)	95,636
Other ordinary expenses	(124,811)

Ordinary profit on quarterly consolidated statements of income	¥693,136

Note: Figures shown in parentheses represent losses.

(Material changes in stockholders’ equity)

Not applicable.

(Note on going concern)

Not applicable.

Sumitomo Mitsui Financial Group, Inc.

(Notes to quarterly consolidated statements of cash flows)

Quarterly consolidated statements of cash flows were not prepared for the three months ended June 30, 2026. “Depreciation” (including amortization of intangible fixed assets other than goodwill) and “Amortization of goodwill” for the three months ended June 30, 2025 and 2026, were as follows:

	Millions of yen
Three months ended June 30	2025	2026
Depreciation	¥61,807	¥71,984
Amortization of goodwill	6,529	7,254

Sumitomo Mitsui Financial Group, Inc.

Financial results

for the three months

ended June 30, 2026

- Supplementary information -

1.	Operating results	Consolidated	Non-consolidated	…	1

2.	Interest spread (domestic)		Non-consolidated	…	3

3.	Non-performing loans (NPLs) based on the Banking Act and the Reconstruction Act	Consolidated	Non-consolidated	…	3

4.	Unrealized gains (losses) on securities	Consolidated	Non-consolidated	…	4

5.	Deposits and loans		Non-consolidated	…	5

Notes:

1. Consolidated : Consolidated figures of Sumitomo Mitsui Financial Group, Inc.

2. Non-consolidated : Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

3. Capital ratio as of June 30, 2026 will be announced when it is fixed.

Sumitomo Mitsui Financial Group

1. Operating results

Consolidated				(Millions of yen)

		Three months ended June 30, 2026 (A)	Change (A) - (B)	Three months ended June 30, 2025 (B)
Consolidated gross profit	1	1,403,446	315,684	1,087,762
Net interest income	2	791,890	165,606	626,284
Trust fees	3	3,356	625	2,731
Net fees and commissions	4	473,844	75,056	398,788
Net trading income	5	84,934	27,311	57,622
Net other operating income	6	49,421	47,084	2,336
General and administrative expenses	7	(712,197)	(112,522)	(599,674)
Equity in gains (losses) of affiliates	8	31,062	(25,132)	56,194

Consolidated net business profit	9	722,311	178,029	544,282

Total credit cost	10	(74,769)	875	(75,645)
Credit costs	11	(78,528)	4,172	(82,701)
Write-off of loans	12	(70,094)	(30,528)	(39,566)
Provision for reserve for possible loan losses	13	—	36,151	(36,151)
Others	14	(8,433)	(1,451)	(6,982)
Gains on reversal of reserve for possible loan losses	15	77	77	—
Recoveries of written-off claims	16	3,681	(3,374)	7,056
Gains (losses) on stocks	17	75,476	34,421	41,054
Other income (expenses)	18	(29,882)	(3,527)	(26,354)

Ordinary profit	19	693,136	209,799	483,337

Extraordinary gains (losses)	20	(1,616)	145	(1,762)
Gains (losses) on disposal of fixed assets	21	(316)	739	(1,056)
Losses on impairment of fixed assets	22	(703)	(195)	(508)
Income before income taxes	23	691,519	209,944	481,574
Income taxes	24	(185,474)	(83,231)	(102,242)
Profit	25	506,045	126,713	379,331
Profit attributable to non-controlling interests	26	(4,673)	(2,239)	(2,433)

Profit attributable to owners of parent	27	501,372	124,473	376,898

Notes: 1. Amounts less than 1 million yen are rounded down. Figures in parentheses indicate losses or decreases.

2.   Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)

       + (Trading income - Trading losses) + (Other operating income - Other operating expenses)

3.   The amount of Income taxes includes income taxes-deferred.

	Number of consolidated subsidiaries and affiliates
		June 30, 2026		March 31, 2026
			Change
Consolidated subsidiaries	28	181	(3)	184
Equity method affiliates	29	251	(1)	252

Sumitomo Mitsui Financial Group

SMBC non-consolidated				(Millions of yen)

		Three months ended June 30, 2026 (A)	Change (A) - (B)	Three months ended June 30, 2025 (B)
Gross banking profit	1	795,131	216,667	578,464
Net interest income	2	575,629	159,574	416,055
Trust fees	3	1,139	47	1,092
Net fees and commissions	4	151,704	20,051	131,653
Net trading income	5	32,555	11,385	21,169
Net other operating income	6	34,101	25,608	8,492

Gains (losses) on bonds	7	(19,757)	(34,129)	14,371
Expenses (excluding non-recurring losses)	8	(328,297)	(56,388)	(271,909)
Personnel expenses	9	(129,522)	(16,882)	(112,640)
Non-personnel expenses	10	(177,106)	(34,853)	(142,252)
Taxes	11	(21,668)	(4,652)	(17,016)

Banking profit (before provision for general reserve for possible loan losses)	12	466,833	160,278	306,554

Gains (losses) on bonds	13	(19,757)	(34,129)	14,371
Core banking profit (12-13)	14	486,591	194,407	292,183
excluding gains (losses) on cancellation of investment trusts	15	426,947	153,977	272,970

Provision for general reserve for possible loan losses	16	4,692	5,742	(1,049)
Banking profit	17	471,526	166,021	305,505
Non-recurring gains (losses)	18	49,277	16,427	32,850
Credit costs	19	(18,629)	(11,570)	(7,058)
Gains on reversal of reserve for possible loan losses	20	—	—	—
Recoveries of written-off claims	21	0	(2,684)	2,685
Gains (losses) on stocks	22	72,671	13,170	59,501
Gains on sales of stocks	23	82,643	11,842	70,801
Losses on sales of stocks	24	(230)	6,957	(7,188)
Losses on devaluation of stocks	25	(9,741)	(5,630)	(4,111)
Other non-recurring gains (losses)	26	(4,764)	17,512	(22,277)

Ordinary profit	27	520,803	182,448	338,355

Extraordinary gains (losses)	28	(632)	849	(1,482)
Gains (losses) on disposal of fixed assets	29	(237)	741	(979)
Losses on impairment of fixed assets	30	(395)	108	(503)
Income before income taxes	31	520,170	183,298	336,872
Income taxes	32	(143,596)	(60,291)	(83,305)

Net income	33	376,573	123,006	253,567

Total credit cost (16+19+20+21)	34	(13,936)	(8,512)	(5,423)
Provision for general reserve for possible loan losses	35	4,692	5,742	(1,049)
Write-off of loans	36	(1,509)	(1,505)	(4)
Provision for specific reserve for possible loan losses	37	(14,489)	(7,077)	(7,411)
Losses on sales of delinquent loans	38	(2,228)	(1,442)	(785)
Provision for loan loss reserve for specific overseas countries	39	(401)	(1,544)	1,143
Recoveries of written-off claims	40	0	(2,684)	2,685

Notes:	1. Amounts less than 1 million yen are rounded down. Figures in parentheses indicate losses or decreases.
2. The amount of Income taxes includes income taxes-deferred.

Sumitomo Mitsui Financial Group

2. Interest spread (domestic)

SMBC non-consolidated			(%)
	Three months ended June 30, 2026 (A)		Three months ended June 30, 2025 (B)
		Change (A) - (B)
Interest earned on loans and bills discounted (a)	1.61	0.35	1.26
Interest paid on deposits, etc. (b)	0.30	0.12	0.18
Interest spread (a) - (b)	1.31	0.23	1.08

3. Non-performing loans (NPLs) based on the Banking Act and the Reconstruction Act

Consolidated				(Billions of yen)
		June 30, 2026		March 31, 2026
			Change from March 31, 2026
Bankrupt and quasi-bankrupt loans	1	75.9	(14.6)	90.6
Doubtful loans	2	612.1	(166.1)	778.3
Substandard loans	3	460.9	(19.6)	480.5
Past due loans (3 months or more)	4	73.4	2.8	70.6
Restructured loans	5	387.5	(22.3)	409.9
Total (A)	6	1,148.9	(200.4)	1,349.3

Normal assets	7	140,754.3	3,592.5	137,161.7
Grand total (B)	8	141,903.2	3,392.2	138,511.0
				(%)
NPL ratio (A/B)	9	0.81	(0.16)	0.97

Amount of direct reduction		304.1	40.0	264.1
SMBC non-consolidated				(Billions of yen)
		June 30, 2026		March 31, 2026
			Change from March 31, 2026
Bankrupt and quasi-bankrupt loans	10	52.3	(14.5)	66.9
Doubtful loans	11	412.8	(159.8)	572.6
Substandard loans	12	262.3	(17.6)	279.9
Past due loans (3 months or more)	13	24.2	(0.2)	24.4
Restructured loans	14	238.1	(17.4)	255.5
Total (A)	15	727.5	(191.9)	919.3

Normal assets	16	133,381.3	3,955.3	129,426.0
Grand total (B)	17	134,108.7	3,763.4	130,345.4
				(%)
NPL ratio (A/B)	18	0.54	(0.17)	0.71

Amount of direct reduction		205.6	19.0	186.6

Sumitomo Mitsui Financial Group

4. Unrealized gains (losses) on securities

Consolidated								(Billions of yen)
		June 30, 2026					March 31, 2026
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from March 31, 2026	Gains	Losses
Held-to-maturity securities	1	6,024.9	(268.5)	(89.8)	0.1	268.5	4,655.3	(178.6)
Other securities	2	33,275.5	3,443.2	223.0	4,227.5	784.3	34,802.3	3,220.2
Stocks	3	3,699.0	2,696.9	199.7	2,698.2	1.3	3,503.3	2,497.2
Bonds	4	6,399.9	(319.1)	(47.9)	6.9	326.0	7,556.7	(271.2)
Japanese government bonds	5	4,400.9	(162.9)	(42.4)	0.0	162.9	5,476.4	(120.4)
Others	6	23,176.6	1,065.5	71.2	1,522.5	457.0	23,742.3	994.3
Foreign bonds	7	18,006.1	(343.6)	(43.1)	58.0	401.5	18,534.8	(300.4)
Other money held in trust	8	0.5	—	—	—	—	0.5	—
Total	9	39,300.9	3,174.8	133.2	4,227.6	1,052.8	39,458.1	3,041.6
Stocks	10	3,699.0	2,696.9	199.7	2,698.2	1.3	3,503.3	2,497.2
Bonds	11	12,291.8	(587.6)	(137.7)	6.9	594.5	12,142.1	(449.8)
Others	12	23,310.1	1,065.5	71.3	1,522.5	457.0	23,812.7	994.2

SMBC non-consolidated								(Billions of yen)
		June 30, 2026					March 31, 2026
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from March 31, 2026	Gains	Losses
Held-to-maturity securities	13	5,337.6	(259.9)	(90.5)	—	259.9	4,087.6	(169.4)
Stocks of subsidiaries and affiliates	14	5,318.6	22.2	103.0	43.7	21.5	5,310.0	(80.8)
Other securities	15	25,524.0	2,342.0	128.4	3,087.3	745.2	27,451.2	2,213.6
Stocks	16	3,286.8	2,513.8	204.4	2,515.0	1.3	3,082.8	2,309.3
Bonds	17	6,080.9	(304.5)	(44.8)	6.9	311.4	7,325.2	(259.7)
Japanese government bonds	18	4,131.8	(154.6)	(39.6)	0.0	154.6	5,296.4	(114.9)
Others	19	16,156.3	132.8	(31.2)	565.4	432.6	17,043.2	164.0
Foreign bonds	20	12,167.7	(335.9)	(20.8)	42.0	377.9	12,889.9	(315.1)
Total	21	36,180.1	2,104.4	140.9	3,130.9	1,026.6	36,848.9	1,963.4
Stocks	22	3,571.0	2,516.2	204.8	2,517.5	1.3	3,382.8	2,311.4
Bonds	23	11,418.4	(564.4)	(135.2)	6.9	571.3	11,412.9	(429.2)
Others	24	21,190.7	152.5	71.4	606.6	454.0	22,053.2	81.2

Notes:	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”
	2.	Net unrealized gains (losses) are measured based on the market prices of securities as of the balance sheet date.
	3.	Other securities and Other money held in trust are measured at market prices. Unrealized gains (losses) represent the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.

Sumitomo Mitsui Financial Group

5. Deposits and loans

SMBC non-consolidated			(Billions of yen)
	June 30, 2026		March 31, 2026
		Change from March 31, 2026
Domestic deposits	136,821.1	934.2	135,886.9
Individual	63,221.2	515.2	62,706.0
Note: The figures above exclude negotiable certificates of deposit and offshore banking accounts in Japan.
Loans and bills discounted	113,389.8	2,641.2	110,748.7
Domestic offices (excluding offshore banking accounts)	73,261.0	1,651.8	71,609.3
Overseas offices and offshore banking accounts	40,128.8	989.4	39,139.4